Exhibit 99.1

19570 Inventiva SA VIF Proof 3 Ordinary and Extraordinary General Meeting of Inventiva S.A. Date: May 19, 2022 See Voting Instruction On Reverse Side. Please make your marks like this: x Use pen only Ordinary and Extraordinary General Meeting of Inventiva S.A. to be held May 19, 2022 For Holders as of April 11, 2022 All votes must be received by 5:00 pm, Eastern Time May 13, 2022. Copyright © 2022 Mediant Communications Inc. All Rights Reserved _____________________________________ __________________________ Please Sign Here Please Date Above _____________________________________ __________________________ Please Sign Here Please Date Above Please separate carefully at the perforation and return just this portion in the envelope provided. Authorized Signatures - This section must be completed for your instructions to be executed. EVENT # CLIENT # PROXY TABULATOR FOR INVENTIVA S.A. P.O. BOX 8016 CARY, NC 27512-9903 • Mark, sign and date your Voting Instruction Form. • Detach your Voting Instruction Form. • Return your Voting Instruction Form in the postage-paid envelope provided. MAIL Directors Recommend For Against Abstain  Ordinary General Meeting   1.  2.  3.  4.  5.  6.  7.  8.  9. 10. 11. 12. 13. 14. 15. 16. 17. 18. 19. Directors For Against Abstain Extraordinary General Shareholders’ Meeting 20. 21. 22. 23. 24. 25. 26. 27. 28. 29. 30. 31. 32. 33. 34. 35. On an ordinary basis 36. Agenda –Shareholders’ Meeting of May 19, 2022 PLEASE REFER TO THE REVERSE SIDE FOR THE FULL TEXT OF THE RESOLUTIONS 19570 Inventiva SA VIF.indd 1 19570 Inventiva SA VIF.indd 1 4/21/2022 12:16:15 PM 4/21/2022 12:16:15 PM

19570 Inventiva SA VIF Proof 3 PROXY TABULATOR FOR INVENTIVA SA P.O. BOX 8016 CARY, NC 27512-9903 Inventiva S.A. Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 5:00 PM (New York Time) on May 13, 2022) The undersigned Holder of American Depositary Receipts (“Receipts”) of Inventiva SA (the “Company”) hereby requests and instructs The Bank of New York Mellon, as Depositary, to vote or cause to be voted the  number of ordinary shares represented by such Receipt(s) of the Company, registered in the name of the undersigned on the books of the Depositary as of the close of business April 11, 2022 at the Ordinary and Extraordinary General Meeting of Shareholders to be held on May 19, 2022. Notes: 1. Please direct the Depositary how to vote by placing an X in the box opposite the resolutions on the reverse side.  2. If no instructions are received, a discretionary proxy will be given to a person designated by the Company. AGENDA Reading of the reports of the Board of Directors and the Statutory Auditor; Ordinary items 1. Approval of the statutory financial statements for the financial year ended December 31st, 2021; 2. Approval of the consolidated financial statements for the financial year ended December 31st, 2021; 3. Appropriation of profit/loss for the financial year ended December 31st, 2021; 4. Approval of the expenses and charges referred to in Article 39(4) of the French General Tax Code; 5. Related-party agreements; 6. Final approval of the fixed and variable compensation paid or awarded to Mr. Frédéric Cren in his capacity as Chairman of the Board of Directors and Chief Executive Officer for the financial year ended December 31st, 2021; 7. Final approval of the fixed and variable compensation paid or awarded to Mr. Pierre Broqua in his capacity as Deputy Chief Executive Officer for the financial year ended December 31st, 2021; 8. Approval of the information on corporate officers’ compensation included in the corporate governance report and referred to in Article L.22-10-9 I. of the French Commercial Code; 9. Approval of the compensation policy for Mr. Frédéric Cren in his capacity as Chairman of the Board of Directors and Chief Executive Officer; 10. Approval of the compensation policy for Mr. Pierre Broqua in his capacity as Deputy Chief Executive Officer; 11. Approval of the compensation policy of the Company’s directors; 12. Ratification of the appointment (cooptation) of Ms. Martine Zimmermann to replace a resigning Director; 13. Renewal of the director’s mandate of Mr. Frédéric Cren; 14. Renewal of the Director’s mandate of Mr. Pierre Broqua; 15. Appointment of the company Sofia BV, represented by Mr. Chris Buyse, as Director of the Company; 16. Renewal of the Director’s mandate of the company CELL+, represented by Ms. Annick Schwebig; 17. Renewal of the Director’s mandate of Ms. Martine Zimmermann; 18. Renewal of the Director’s mandate of Mr. Heinz Maeusli; 19. Authorization granted to the Board of Directors to buyback the Company’s shares;; Extraordinary items 20. Authorization to the Board of Directors to reduce the share capital by cancellation of shares; 21. Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, with shareholders’ preemptive subscription rights maintained; 22. Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, without shareholders’ preemptive subscription rights, by way of public offerings, excluding offers referred to in Article L.411-2- 1° of the French Code monétaire et financier; 23. Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, without shareholders’ preemptive subscription rights, by way of public offerings referred to in Article L.411-2 1° of the French Code monétaire et financier; 24. Authorization to the Board of Directors to set the issuance price on the capital increases by way of public offerings, without shareholders’ preemptive rights, pursuant to the terms and conditions set by the General Shareholders’ Meeting, and up to the limit of 10% of the share capital; 25. Delegation of authority to the Board of Directors to increase the share capital of the company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, reserved for certain specific categories of beneficiaries, without shareholders’ preemptive subscription rights; 26. Delegation of authority to the Board of Directors to increase the share capital of the company by issuance of ordinary shares, immediately or in the future, reserved for certain specific categories of beneficiaries meeting specific characteristics within the framework of an equity financing agreement on the US market called “At-the-market” or “ATM”, without shareholders’ preemptive subscription rights; 27. Authorization to the Board of Directors to increase the number of securities to be issued as part of share capital increases with or without shareholders’ preemptive subscription rights; 28. Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares and securities giving access to the share capital of the Company, immediately or in the future, as part of a public exchange offer initiated by the Company; 29. Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, in consideration for contributions in kind up to a maximum of 10% of the share capital, excluding the case of a public exchange offer initiated by the Company; 30. Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company immediately or in the future by the company reserved for members of a company savings plan to be set up by the Company under the conditions provided for in Article L.3332-18 et seq. of the French Code du travail, without shareholders’ preferential subscription rights; 31. Delegation of authority to the Board of Directors to increase the share capital of the Company by incorporating reserves, profits or premiums; 32. Authorization to the Board of Directors to grant free shares to employees and/or certain corporate officers; 33. Authorization to the Board of Directors to grant share subscription and/or share purchase options to corporate officers and employees of the Company or companies of the group, entailing the waiver by shareholders of their preferential rights to subscribe for shares issued following the exercise of stock options; 34. Delegation of authority to the Board of Directors to decide on the issue of share subscription warrants, without shareholders’ preemptive subscription rights, to the benefit of categories of persons; 35. Amendment of Article 15 of the Company’s Articles of Association to allow for a staggered renewal of the Directors’ mandates; On an ordinary basis 36. Power for formalities. 19570 Inventiva SA VIF.indd 2 19570 Inventiva SA VIF.indd 2 4/21/2022 12:16:15 PM 4/21/2022 12:16:15 PM